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                    August 19, 2022

       David Roberson
       Chief Executive Officer
       Carney Technology Acquisition Corp. II
       630 Ramona Street
       Palo Alto, CA 94301

                                                        Re: Carney Technology
Acquisition Corp. II
                                                            Form 10-K for the
Year Ended December 31, 2021
                                                            Filed March 28,
2022
                                                            File No. 001-39779

       Dear Mr. Roberson:

               We have reviewed your August 8, 2022 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

             After reviewing your response to this comment, we may have additional
       comments. Unless we note otherwise, our references to prior comments are to comments in our
       August 3, 2022 letter.
 David Roberson
FirstName LastNameDavid   Roberson
Carney Technology  Acquisition Corp. II
Comapany
August 19, NameCarney
           2022        Technology Acquisition Corp. II
August
Page 2 19, 2022 Page 2
FirstName LastName
Form 10-K for fiscal year ended December 31, 2021

General

1. We note your response that indicates your Sponsor may have substantial ties to non-U.S.
         persons. Please revise your proposed risk factor disclosure in future periodic filings to include the substance provided in your response letter so that investors have necessary context to assess the risk you disclose.
       You may contact William Demarest, Staff Accountant at 202-551-3432 or Mark Rakip,
Staff Accountant at 202-551-3573 if you have any questions.



                                                              Sincerely,

                                                              Division of
Corporation Finance
                                                              Office of Real
Estate & Construction
cc:      Lijia Sanchez, Esq.